Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of securities registered in the Securities Registry

Santiago, March 9, 2023

Mrs.

Solange Berstein Jauregui

President

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

__________________________

Dear Sirs:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Regulation No. 30, duly authorized by the Board of Directors in a meeting held on this same date, I inform as a MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM“or the “Company”), to the Financial Market Commission, as follows:

●	As reported by means of a material fact dated December 15, 2022, on November 3, 2022, LATAM emerged from its reorganization process in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America (the “Procedure Chapter 11”). Notwithstanding the abovementioned, certain rules of Chapter 11 of Title 11 of the Code of the United States of America, still impose certain obligations to the Company. One of said obligations consists of issuing, as part of the closing of the Chapter 11 Procedure, on a quarterly basis, reports called “Post Confirmation Reports” (“PCR”).

●	By virtue of the foregoing, we make available to your Commission and the market in general, the quarterly PCR corresponding to the year ended December 31, 2022, which was issued today together with the annual financial statements and is included as Annex hereafter.

●	The PCR does not in any way replace the financial information that the Company delivers regularly in accordance with the securities standards and/or applicable regulation and has been prepared with the exclusive purpose of complying with the obligations subsequent to the exit of the Chapter 11 Procedure. Without limiting the generality of the foregoing, this financial information does not constitute or replace in any way the delivery of the corresponding financial statements to the Commission and the market, in terms of content requirements, procedures and submission deadlines provided by said service, in current regulations.

Consequently, and notwithstanding the other limitations detailed in the PCR, we hereby point out that the information contained in this report made exclusively to comply with the obligations subsequent to the exit of the Chapter 11 Procedure, has not been audited, has a limited scope and covers a restricted period of time. Therefore, this information is subject to material changes as the corresponding quarter progresses and in accordance with the regular processes for preparing quarterly financial statements, including limited review by external auditors when appropriate.

Regards,

Ramiro Alfonsin B.
Vice President of Finance
LATAM Airlines Group S.A.

Annex